INTRA-ASIA ENTERTAINMENT CORPORATION
1111 Corporate Center Road, Suite 203B
Monterey Park, California 91754

July 27, 2005

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Intra-Asia Entertainment Corporation Form 10-KSB for the fiscal year ended December 31, 2004 Commission file #333-75297

Dear Ms. Cvrkel:

Set forth below are responses to the comments contained in your letter dated July 13, 2005 to the undersigned as chief financial officer of Intra-Asia Entertainment Corporation (the "Company").

Form 10-KSB for the year ended December 31, 2004

Note 6. Related Party Transactions, page F-17

Comment: We note from your response to comment 7 that you recognized a gain of $488,129 on the return of the land usage right, which represented the excess paid by your partner over the carrying amount. However, we are still unclear as to the nature and amount of the consideration received in this transaction. Please tell us the nature and amount of the consideration received in exchange for relinquishment of the land usage right. Also, we believe that because this transaction was with a related party, and there is no independent appraisal of the land, this transaction may be more appropriately accounted for as a contribution to equity, rather than a gain in the statement of operations. Please revise or advise us of why you believe your current treatment is appropriate.

Response: In consideration of our agreement to return the land usage right to our partner, Weifang Neo-Luck (Group) Corporation, we received a reimbursement of RMB 29,040,000. Neo-Luck Group withheld a portion of this reimbursement and applied it towards amounts payable for advances it had previously made to us to fund the construction of the new water park. We received the remainder in cash, which we returned to Neo-Luck Group to be applied towards these same obligations.

We and Neo-Luck Group determined the amount of the reimbursement based on the costs we had incurred in improving the land through relocating residences, grading the land and installing underground utility pipes. Neo-Luck Group agreed to pay 50% of the costs of installing the underground pipes and 100% of the relocation and grading costs. We believe that this arrangement was fair, as a portion of the existing underground pipes would need to be rebuilt for the end user's purposes, but the end user of the property would benefit from the relocation and grading costs. We recognized the excess of the reimbursement of these costs over the current carrying value as a gain in our statement of operations rather than a capital contribution. The reason a gain occurred was that we had partially amortized these costs beginning in 1998 over the term of our business operation license. Please also note that we returned the land usage right to Neo-Luck Group in order to accommodate the expansion of a conference center on an adjacent parcel.

While Neo-Luck Group is our business partner, it is also a state-owned enterprise responsible for development of the zone in which the amusement park is located. We believe that this transaction was arms-length since Neo-Luck Group performed in its capacity as a representative of the Chinese government. Consequently, we treated the consideration received as we would similar payments from the Chinese government or another third party. This transaction was not characteristic of a transaction between related parties and we therefore do not believe that we should treat these payments as a capital contribution.

Very truly yours,

/s/ Duo Wang
Duo Wang Chief Financial Officer Intra-Asia Entertainment Corporation